===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------
                                FINAL AMENDMENT
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)
                        RULE 13E-3 TRANSACTION STATEMENT
                           UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

              SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED
                              (Name of the Issuer)

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                    BEIJING FEITIAN PETROCHEMICAL CO., LTD.
                      (Name of Person(s) Filing Statement)

                 AMERICAN DEPOSITARY SHARES, ORDINARY H SHARES
                          PAR VALUE RMB1.00 PER SHARE
                         (Title of Class of Securities)

                                   82935N107
                     (CUSIP Number of Class of Securities)

China Petroleum & Chemical Corporation   Beijing Feitian Petrochemical Co., Ltd.
             Tonghai Chen                             Lisheng Wang
     No. 6A, Huixin East Street,               No. 6A, Huixin East Street,
Chaoyang District, Beijing 100029, PRC   Chaoyang District, Beijing 100029, PRC
       (86-10) 6499-9295                            (86-10) 6499-0008

                 (Name, Address and Telephone Number of Persons
              Authorized to Receive Notices and Communications on
                     Behalf of Person(s) Filing Statement)

                             ---------------------
                                   Copies to:
------------------------------------------------------------------------------

Gregory Miao, Esq.                           Sherry Yin, Esq.
Skadden, Arps, Slate, Meagher                Coudert Brothers LLP
  & Flom LLP                                 22th Floor, South Tower
30/F Tower Two, Lippo Centre                 Beijing Kerry Center, Chaoyang
89 Queensway, Central                          District
Hong Kong (852) 2820-0700                    Beijing  100020  PRC
                                             (86) (10) 8529-8778
------------------------------------------------------------------------------

         This statement is filed in connection with (check the appropriate box):

         (a)[ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b)[ ] The filing of a registration statement under the Securities Act of 1933.

         (c)[ ]   A tender offer.

         (d)[X]   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

         This Final Amendment to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Statement") is being filed with the Securities and Exchange Commission (the "SEC") by (i) China Petroleum & Chemical Corporation ("Sinopec Corp."), a company incorporated under the laws of the People's Republic of China, and (ii) Beijing Feitian Petrochemical Co., Ltd. ("Beijing Feitian"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Statement is related to a proposed merger (the "Merger") pursuant to an Agreement of Merger by Absorption (the "Merger Agreement"), dated as of December 29, 2004, by and between Beijing Feitian and Beijing Yanhua, as amended by an Amendment dated January 14, 2005 (such merger agreement as so amended, the "Merger Agreement"). According to the Merger Agreement, Sinopec Beijing Yanhua Petrochemical company Limited ("Beijing Yanhua") will be merged with and into Beijing Feitian and Beijing Feitian will be the surviving company. Beijing Yanhua will cease to exist and the holders of Beijing Yanhua's ordinary shares will receive HK$3.80 for each ordinary H share (or approximately US$24.37 per American Depositary Share representing H shares, based upon on the exchange rate of US$1.00=HK$7.7962 as quoted by the Federal Reserve Bank of New York on December 21, 2004).

         This final amendment is being filed with the SEC to report that (i) the transactions contemplated by the Merger Agreement have been successfully completed, (ii) the Merger has become effective, and (iii) Beijing Yanhua has been merged with and into Beijing Feitian and has ceased to exist as a separate legal entity since October 27, 2005, the day on which the deregistration of Beijing Yanhua was approved by the relevant Chinese government authorities.


                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                  China Petroleum & Chemical Corporation


                                  By: /s/  Tonghai Chen
                                      ----------------------------------------
                                  Name:    Tonghai Chen
                                  Title:   Chairman of the Board of Directors


                                  BEIJING FEITIAN PETROCHEMICAL CO., LTD.


                                  By:  /s/  Lisheng Wang
                                       ---------------------------------------
                                  Name:     Lisheng Wang
                                  Title:    Chairman of the Board of Directors


Dated: November 14, 2005